Mail Stop 4561



							December 17, 2008


By U.S. Mail and Facsimile (540) 465-5946


Mr. Harry S. Smith
President and Chief Executive Officer
First National Corporation
112 West King Street
Strasburg, Virginia 22657


Re: 	First National Corporation
Draft Amendment to Preliminary Proxy Statement on Schedule 14A
      File No. 000-23976
      Provided December 15, 2008


Dear Mr. Smith:

      We have reviewed your draft filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Terms of the Capital Purchase Program, page 4
1. In the penultimate sentence of the first paragraph clarify that between 235 and 695 of 9% preferred shares will be issued under the program.


Pro Forma Financial Information, page 6
2. Please provide supporting worksheets and detailed calculations for the amounts presented in the pro forma financial statements. Please ensure that this information is cross-referenced to and reconciles to the individual specific pro forma financial statements.
3. Please tell us and revise as necessary to state if the line item
"Discount on Warrant Preferred Stock" on your Balance Sheets includes any discount on the preferred stock. Your current disclosure indicates that there is no attributable discount on preferred stock.
4. Please revise your pro forma Income Statements and related footnotes for each period presented to accrete the discount/premium resulting from this transaction using a constant effective interest method rather than the straight line method.
5. Please revise the column header to properly reflect your pro forma
Income Statements for the period ended December 31, 2007. Currently, this column header states that these are pro forma Income Statements for the period ended December 31, 2008.
6. Please revise note 3 to separately disclose: the discount and dividend amounts; that the values of the preferred, warrants, and discount are the "relative fair values"; the discount rate assumed;
and, the discount is accreted back to par value using a constant effective interest method.



      * * * * * * * * * * * * *



      As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact either Jonathan E. Gottlieb at (202) 551-
3416
or me at (202) 551-3418 if you have questions regarding these comments.




						Sincerely,



						William C. Friar
						Senior Financial Analyst






Mr. Harry S. Smith
First National Corporation
December 17, 2008
Page 1